VIA EDGAR

June 19, 2009

United States Securities and Exchange Commission

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
File No. 001-12785

Dear Mr. Rosenberg:

We have reviewed your letter dated June 5, 2009 regarding the matter listed above. We appreciate the opportunity to respond to the items you identified in your letter. To facilitate your review, we have repeated your comments in bold, followed by our responses. Throughout this document, Nationwide Financial Services, Inc. is referred to as the Company.

Form 10-K for the Fiscal Year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 41

1.

As it appears that “sales” represents the receipt of customer funds recognized as premiums and deposits for statutory accounting practices, please consider renaming “sales” to something more descriptive and will not be confused with sales as commonly used by many companies for an income statement caption. We recognize that you have used the term “sales” for many years. For a limited time to transition to the use of a new term, we would envision that you would explain in your filing that you previously used the term “sales”. Please also revise your disclosure to

One Nationwide Plaza	Nationwide Insurance
Columbus, OH 43215-2220	Nationwide Financial

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

include a reconciliation that starts with premiums and deposits as recognized by statutory accounting practices and provides line items that adjust those premiums and deposits to arrive at “sales” for each period presented.

Potential Income Statement Confusion

The Company believes the use of the term “sales” is adequate and appropriate, and other terms may be misconstrued to be related to income statement captions. For example, potential terms such as “production premium” or “premiums and deposits” could be interpreted as being related to the Premiums line on the Consolidated Statements of Income.

Comparability to Peers

The term “sales” is used extensively by the Company’s life insurance peers to define management’s view of business generated and is not derived from any specific GAAP income statement accounts or line items. The Company notes on page 41 that:

Sales or similar measures are commonly used in the insurance industry as a measure of the volume of new and renewal business generated in a period.

The Company believes that the term “sales” is useful to the financial statement reader in light of its prevalent use in the life insurance industry, as well as the Company’s extensive narrative explaining “sales” on page 41. The Company specifically states on page 41 that:

Sales… should not be viewed as a substitute for any financial measure determined in accordance with GAAP, including sales as it relates to non-insurance companies.

Disclosure

The Company provides extensive disclosure regarding how “sales” are determined on page 41. The presentation of sales is used for management purposes in understanding the Company’s business and longer-term trends. The Company believes that reordering the paragraphs on page 41 better illustrates how sales are derived for management’s use as shown below:

Life insurance premiums determined on a GAAP basis are significantly different than statutory premiums and deposits. Life insurance premiums determined on a GAAP basis are recognized as revenue when due, as calculated on an accrual basis in proportion to the service provided and performance rendered under the contract. In addition, many life insurance and annuity products involve an initial deposit or a series of deposits from customers. These deposits are accounted for as such on a GAAP basis and therefore are not reflected in the GAAP income statement. On a statutory basis, life insurance premiums collected (cash basis) and deposits received (cash basis) are aggregated and reported as statutory premiums and annuity consideration revenues.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

As calculated and analyzed by management, statutory premiums and deposits on individual and group annuities and life insurance products calculated in accordance with accounting practices prescribed or permitted by regulatory authorities and deposits on administration-only group retirement plans and the advisory services program are adjusted as described below to arrive at sales.

Sales, as reported by the Company, are stated net of internal replacements, which management believes provides a more meaningful disclosure of production in a given period. In addition, the Company’s definition of sales excludes funding agreements issued under the Company’s MTN program; asset transfers associated with large case BOLI and large case retirement plan acquisitions; and deposits into Nationwide employee and agent benefit plans. Although these products contribute to asset and earnings growth, their production flows potentially can mask trends in the underlying business and thus do not provide meaningful comparisons and analyses.

2.

Notwithstanding comment one above, please include a head or foot note in Item 6 Consolidated Selected Financial Data that briefly describes the nature of the term that you currently refer to as “sales” and provides a cross reference to the section in the MD&A where you describe this term.

In future filings, the Company will include a description of the nature of the term “sales”, as well as provide a cross reference from Item 6 to the related discussion in the MD&A, as requested.

Notes to Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies

b. Valuation of Investments, Investment Income and Related Gains and Losses, page F-9

3.

You disclose that you use brokers or pricing services to assist you in determining fair values for your investments. Please revise your disclosure to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

—	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

—	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

—	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

—

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

—	Whether the broker quotes are binding or non-binding; and

—

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

The Company made the following disclosure in Part II, Item 7 - Management’s Narrative Analysis of the Results of Operations - Fair Value Measurements on page 30 of our 2008 Form 10-K filing:

As of December 31, 2008, 80% of the prices of fixed maturity securities were valued with the assistance of independent pricing services, 11% were valued with the assistance of the Company’s pricing matrices, 4% were valued with the assistance of broker quotes and 5% were valued from other sources (compared to 74%, 16%, 7% and 3%, respectively, as of December 31, 2007).

In future filings, the Company will continue to include the above disclosure in Part II, Item 7 - Management’s Narrative Analysis of the Results of Operations - Fair Value Measurements regarding the composition of pricing sources, as well as a similar disclosure in the Notes to the Consolidated Financial Statements.

As of December 31, 2008, certain of the Company’s investments in corporate debt securities, mortgage-backed securities and other asset-backed securities were valued with the assistance of independent pricing services and non-binding broker quotes. The Company’s policy is to use the pricing obtained from our primary independent pricing service even in cases where a price is obtained from both an independent pricing service and a broker. In the event that pricing information is not available from an independent pricing service, non-binding broker quotes are used to assist in the valuation of the investments. In many cases, only one broker quote is available. The Company’s policy is not to adjust the values obtained from brokers.

The Company categorizes investments valued with the assistance of non-binding broker quotes as Level 3 in the fair value hierarchy. Broker quotes are considered unobservable inputs (Level 3) as only one broker quote is ordinarily obtained, the investment is not traded on an exchange, the pricing is not available to other entities and the transaction volume in the same or similar investments has decreased such that generally only one quotation is available. As the brokers often do not provide the necessary transparency into their quotes and methodologies, the Company periodically performs reviews and tests to ensure that quotes are a reasonable estimate of the investments’ fair value.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

In addition, for investments valued with the assistance of independent pricing services, the Company obtained the pricing service’s methodologies and classified these investments accordingly in the fair value hierarchy. The Company periodically reviews and tests the pricing and related methodologies obtained from these independent pricing services against secondary sources to ensure that management can validate the investment’s fair value and related categorization. If large variances are observed between the price obtained from the independent pricing service and secondary sources, the Company analyzes the causes driving the variance and works with the pricing service so that the correct price is attained.

In future filings, the Company will include disclosures on prices of investments that were valued with the assistance of broker quotes or pricing services, similar to the information provided above, adjusted for any new accounting guidance applicable to that filing.

Note 6, Investments, page F-40

4.

Please expand your disclosure to provide an explanation as to why you do not consider non-investment grade fixed maturity securities in an unrealized loss position for 12 months or more that are below 80% of cost to be other-than-temporarily impaired as of December 31, 2008. In addition, please disclose:

—	The weighted average percentage of fair value to cost for these securities; and
—

Whether any of them in an unrealized loss position are delinquent in their cash payments (interest or principal), and if so, disclose the amount of unrealized loss amount for these securities and why you believe an impairment is not necessary.

The Company makes the following disclosures in Note 6 - Investments to the Consolidated Financial Statements on page F-44 of our 2008 Form 10-K filing:

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

In response to your questions regarding why we do not consider non-investment grade fixed maturity securities in an unrealized loss position for 12 months or more that are below 80% cost to be other-than-temporarily impaired and whether securities in unrealized loss positions with delinquent cash payments (interest and principal) which have not recognized other-than-temporary impairment losses, please see the following:

Based on the facts and circumstances of the individual securities, a security will continue to be held in an unrealized loss position if the criteria used in evaluating such securities indicate that an other-than-temporary impairment has not occurred. Facts and circumstances that would lead to this decision would include, but are not limited to, the ability of the issuer to meet its debt obligations, the Company’s intent and ability to hold the security until recovery, the probability that the Company will receive all contractual payments when due, the adequacy of the underlying collateral to secure the debt position, and the continued creditworthiness of the issuer.

The weighted fair value to cost basis for non-investment grade fixed maturity securities that have a fair value to cost basis of less than 80% and have been in an unrealized loss position for 12 months or more is 63.89%.

As of December 31, 2008, the Company did not hold securities in an unrealized loss position which were delinquent in their interest or principal cash payment where an other-than-temporary impairment had not been recognized. The Company will include this disclosure in future filings.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

Note 11, Variable Annuity Contracts, page F-55

5.	Please revise to include the disclosure required by paragraphs 38.d(1) & (2) and 38.f of SOP 03-1 or tell us where these disclosures are in the filing.

Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), paragraph 38.d (1) requires companies to disclose the separate account liability balances subject to various types of benefits, with additional disclosures within these categories of benefits, if appropriate. The Company has historically provided this information in conjunction with the general account balances – see the table in Note 11 - Variable Annuity Contracts on page F-57 of our 2008 Form 10-K filing. In future filings, the table in Note 11 will separate the total account value column into separate and general account columns as follows (the net amount at risk and weighted average attained age will continue to be presented):

	December 31, 2008			December 31, 2007
	General	Separate	Total	General	Separate	Total
	account	account	account	account	account	account
(in millions)	value	value	value	value	value	value

GMDB:
Return of premium	$912.1	$5,082.2	$5,994.3	$1,423.9	$7,662.8	$9,086.7
Reset	2,282.3	10,259.8	12,542.1	971.9	17,083.5	18,055.4
Ratchet	1,877.7	10,545.7	12,423.4	1,160.1	14,771.6	15,931.7
Rollup	48.5	241.9	290.4	40.6	451.6	492.2
Combo	306.0	1,398.1	1,704.1	282.9	2,272.6	2,555.5

Subtotal	5,426.6	27,527.7	32,954.3	3,879.4	42,242.1	46,121.5
Earnings enhancement	28.1	305.4	333.5	31.8	487.4	519.2

Total - GMDB	$5,454.7	$27,833.1	$33,287.8	$3,911.2	$42,729.5	$46,640.7

GMAB[2]:
5 Year	$607.0	$2,260.6	$2,867.6	$593.2	$2,392.4	$2,985.6
7 Year	451.6	1,814.3	2,265.9	404.9	2,239.2	2,644.1
10 Year	80.2	597.7	677.9	66.4	860.9	927.3

Total - GMAB	$1,138.8	$4,672.6	$5,811.4	$1,064.5	$5,492.5	$6,557.0

GMIB[3]:
Ratchet	$16.2	$228.5	$244.7	$17.6	$407.6	$425.2
Rollup	47.1	612.4	659.5	47.4	1,072.5	1,119.9
Combo	-	0.1	0.1	-	0.3	0.3

Total - GMIB	$63.3	$841.0	$904.3	$65.0	$1,480.4	$1,545.4

GLWB:
L.inc	$72.4	$3,248.4	$3,320.8	$-	$2,865.8	$2,865.8

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

SOP 03-1, paragraph 38.d (2) requires companies to disclose “the amount of the liability reported for additional insurance benefits, annuitization benefits and other minimum guarantees by type of benefit, for the most recent balance sheet date and the incurred and paid amounts for all periods presented.” The Company has historically provided this information for guaranteed living benefits in narrative format in Note 5 – Derivative Financial Instruments on page F-36 of our 2008 Form 10-K filing. The incurred and paid amounts for guaranteed minimum death benefits claims, net of reinsurance, were $42.6 million and $2.6 million as of December 31, 2008 and 2007, respectively. These amounts will be included in the Notes to the Consolidated Financial Statements in future filings.

SOP 03-1, paragraph 38.f requires companies to disclose gains and losses recognized on assets transferred from the general account to the separate account as defined by paragraphs 15-18. The Company had no asset transfers from the general account to the separate account as defined by paragraphs 15-18; therefore, no amounts were disclosed in our 2008 Form 10-K filing. In future filings, the Company will state that there were no transfers. The Company will modify if there are any future transfers.

Form 10-Q for the Period Ended March 31, 2009

Note 5.  Fair Value Measurements, page 10

6.

Please revise your disclosure to clarify how you weight the results of multiple valuation techniques. Address whether your analysis is more of a reasonableness test to confirm the prices received from independent pricing services or if you actually calculate the fair value of an investment by assigning proportional amounts (weights) to each value obtained from the multiple valuation techniques. If you do the latter, please explain why you believe there is objective and reliable evidence to support the relative weighting of the multiple valuation techniques. If the different techniques result in significantly different values, please explain why it is appropriate to weight the different results rather than evaluate each methodology and assumptions to determine what is causing the differences and then either adjusting the methodology assumptions or eliminating the methodologies that do not appear to be appropriate.

For your reference, the Company’s future filings will include disclosure substantially similar to the following (edits are underlined) in the following three paragraphs of the “Level 3” section of MD&A (page 10):

Included in Level 3 financial assets are investments that the Company utilizes internal pricing models to assist in determining the estimated fair values. For certain residential mortgage-backed securities backed by Prime, Sub-prime and Alt-A collateral, the estimated fair value is determined by using a weighting of internal pricing models and independent pricing services. As of December 31, 2008, these investments were priced solely with the assistance of independent pricing services. As a result of continued decline in the level of activity in these

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

markets during the first quarter of 2009, and in accordance with FSP FAS 157-4, management did not believe that prices were necessarily representative of the investment’s fair value, which would be the price that would be received in selling the investment in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date. It is the Company’s judgment that a weighting of internal pricing models and independent pricing services represents a better estimate of the investment’s fair value and complies with FSP FAS 157-4.

As such, management determined that the use of multiple valuation techniques, considering both an income approach (that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs) and a market approach (that observes quotes provided by independent pricing services) produces a result more representative of an investment’s fair value than the market approach valuation technique used at prior measurement dates. The income approach incorporates cash flows for each investment adjusted for expected losses in different interest rate and housing scenarios. The adjusted cash flows are then discounted using a risk premium that market participants would demand because of the risk in the cash flows. The risk premium is reflective of an orderly transaction between market participants at the measurement date under current market conditions and includes items such as liquidity and structure risk. The prices derived using this income approach were then weighted against prices obtained from an independent pricing service to calculate the Company’s internal prices.

The results of these internal prices were then evaluated relative to prices obtained from multiple independent pricing services to determine the estimated fair value.

The Company computes internal values in markets where the volume of activity is significantly decreased. The development of internal valuation includes a weighting of external third party values. This weighting is designed as a methodology to incorporate external prices into our internal valuation process as sufficient information is often not available to conclude on whether such prices are based on orderly transactions.

In addition to weighting external prices in developing the internal values, the Company further calibrates those values to market indications through obtaining two third party fair values. The calibration process results in the Company utilizing the median of the two external values and the Company’s internally developed fair value (as calculated above).

The Company believes this approach is appropriate, as it provides assurance that internal and external values result in a reasonable estimate of fair value.

In future filings, the Company will include disclosures similar to the information provided above.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 19, 2009

*            *            *            *

In connection with responding to your comments, we acknowledge that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions, please call me at (614) 249-8246 or James D. Benson, Vice President – Controller, at

(614) 249-6717.

Sincerely yours,

/s/ Timothy G. Frommeyer

Timothy G. Frommeyer

Senior Vice President – Chief Financial Officer

cc:	Mark R. Thresher, Nationwide Financial Services, Inc.
James D. Benson, Nationwide Financial Services, Inc.
Tom Daugherty, KPMG LLP